SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One): [X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED]

For the fiscal year ended December 31, 2008

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]. For the transition period from ______________ to _______________

Commission file number 000-25927

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Macatawa Bank 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

MACATAWA BANK CORPORATION
10753 Macatawa Drive
Holland, Michigan 49424

401(k) PLAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2008 AND 2007

MACATAWA BANK
401(k) PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements for the Years Ended December 31, 2008 and 2007

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

Supplementary Information as of December 31, 2008

Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee
Macatawa Bank 401(k) Plan
Holland, Michigan

We have audited the accompanying statements of net assets available for benefits of the Macatawa Bank 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Macatawa Bank 401(k) Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The December 31, 2008 supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Rehmann Robson Rehmann Robson, P.C.

Grand Rapids, Michigan
June 22, 2009

MACATAWA BANK
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31

	2008	2007

ASSETS
Investments at fair value
Mutual funds	$10,782,272	$16,757,506
Money market funds	896,848	342,974
Macatawa Bank Corporation common stock	407,499	929,567

Total investments at fair value	12,086,619	18,030,047

Accrued dividends receivable	25,571	193,557

Cash	-	242,346

Total assets	12,112,190	18,465,950

LIABILITIES
Excess contributions payable	139	-
Due to broker for securities sold	-	233,398

Total liabilities	139	233,398

Net assets available for benefits	$12,112,051	$18,232,552

The accompanying notes are an integral part of these financial statements.

MACATAWA BANK
401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31

	2008	2007

(Reductions) additions to net assets attributed to Investment income (loss)
Net depreciation in aggregate fair value of mutual funds	$(6,945,178)	$(79,463)
Net depreciation in fair value of Macatawa Bank Corporation common stock	(402,217)	(780,562)
Dividend and interest income	355,437	1,555,959

Total investment (loss) income	(6,991,958)	695,934

Contributions
Participant	1,508,670	1,495,236
Employer	790,263	766,817
Rollover	40,051	347,915

Total contributions	2,338,984	2,609,968

Total	(4,652,974)	3,305,902

Deductions from net assets attributed to
Benefits paid to participants	1,465,127	993,910
Administrative expenses	2,400	-

Total deductions	1,467,527	993,910

Net (decrease) increase	(6,120,501)	2,311,992

Net assets available for benefits
Beginning of year	18,232,552	15,920,560

End of year	$12,112,051	$18,232,552

The accompanying notes are an integral part of these financial statements.

MACATAWA BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the Macatawa Bank 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement, or Summary Plan Description for a more complete description of the Plan’s provisions.

Description of the Plan

General

The Plan is a defined contribution plan covering all full-time employees of Macatawa Bank Corporation (“Plan Sponsor” or “Corporation”) who have attained the age of 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute annual compensation, as defined in the Plan, up to the maximum amount allowed by the Internal Revenue Code. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. In 2008, the plan elected Safe Harbor status. The Plan’s Sponsor contributes a Safe Harbor match in an amount equal to 100% of the first 3% and 50% of the second 3% of base compensation that a participant contributes to the Plan. Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers 23 mutual funds, money market funds and Macatawa Bank Corporation common stock as investment options for participants. Contributions are subject to certain limitations.

Contributions received from participants for 2008 are net of payments of $139 made in 2009 to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. This amount is recognized in the Plan’s statement of net assets available for benefits as “excess contributions” payable at December 31, 2008.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Corporation’s matching contribution and (b) Plan earnings and charged with an allocation of administrative expenses, as applicable. Plan earnings are allocated based on the ratio of each participant’s account balance to the total account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in employee deferral and employer matching contributions, plus actual earnings thereon.

MACATAWA BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Participant Loans

Participant loans were not permitted by the Plan through December 31, 2008. Effective January 1, 2009, the Plan was amended to allow for participant loans.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant is required to receive a lump-sum amount equal to the value of his or her vested interest in his or her account as defined by the Plan agreement. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Administrative Expenses

The Plan’s administrative expenses, including salaries, accounting, legal, recordkeeping, and trust services are paid by the Plan Sponsor and qualify as party-in-interest transactions, which are exempt from prohibited transaction rules. Beginning August 2, 2008, an administrative fee was charged to those participants electing to receive a distribution, excluding in service distributions. Additionally, effective on that same date, an annual administrative fee is charged to those participants who have terminated service from the Corporation but continue to maintain an account balance in the Plan.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan’s Advisory Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Mutual funds and Macatawa Bank Corporation common stock are stated at fair value, based upon quoted market prices. Money market fund investment balances are reported at cost, which approximates fair value due to the near term liquidity of these instruments. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation in aggregate fair value includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

MACATAWA BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation or an addition to net depreciation in the aggregate fair value of such investments.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures regarding the fair value measurements. SFAS No. 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. Effective January 1, 2008, the Plan adopted SFAS No. 157, Fair Value Measurements. There was no material impact to the Plan’s financial statements upon adoption of SFAS No. 157.

2.	INVESTMENTS

Investments representing 5% or more of the Plan’s net assets available for benefits are as follows at December 31:

	2008	2007

Investments at fair value as determined by
quoted market price
Mutual Funds
Fidelity Spartan U.S. Equity Index Fund	$1,441,613	$-
Dodge and Cox Stock Fund	1,394,691	2,619,466
Fidelity Diversified International Fund	1,238,355	2,410,916
Neuberger Berman Genesis Investor Fund	1,195,885	1,773,521
Columbia Acorn Fund	957,632	1,639,985
Fidelity Government Income Fund	945,781	-
Northern Trust Money Market Fund	896,133	-
T. Rowe Price Growth Stock Fund	802,521	-
Vanguard Mid-Cap Index Fund	-	976,324
Fidelity Dividend Growth Fund	-	1,341,656
Common Stock
Macatawa Bank Common Stock	-	929,567

MACATAWA BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENTS

SFAS No. 157, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy under SFAS No. 157 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:
•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability; and
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Mutual funds: Shares held in mutual funds traded on national securities exchanges are valued at the net asset value (“NAV”) of shares held by the Plan at year end. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities then divided by the number of shares outstanding.

Common stock: Macatawa Bank Corporation common stock is valued at the closing price reported in the active market in which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

MACATAWA BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total

Mutual funds	$10,782,272	$-	$-	$10,782,272
Money market funds	896,848	-	-	896,848
Common stock	407,499	-	-	407,499

Total investments at fair value	$12,086,619	$-	$-	$12,086,619

4.	RELATED PARTY TRANSACTIONS

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain Plan investments are shares of common stock of the Plan sponsor, or managed by Northern Trust Corporation and, therefore, these transactions qualify as party-in-interest. The Plan’s investment in Northern Trust Money Market Fund and Macatawa Bank Corporation common stock as of December 31, 2008 and 2007 represent party-in-interest investment transactions.

Macatawa Bank Corporation, through its trust department, serves as trustee, custodian, and record keeper for the Plan. Therefore, all transactions between the Plan and Macatawa Bank constitute party-in-interest transactions. The 117,435 and 108,215 shares of Macatawa Bank Corporation common stock held by the Plan as of December 31, 2008 and 2007 represent approximately 0.68% and 0.63% of the Corporation’s total outstanding shares of common stock, respectively.

Cash dividends of $26,659 and $36,662 were paid to the Plan by Macatawa Bank Corporation during 2008 and 2007, respectively, based on shares of common stock held by the Plan on the dates of declaration. This dividend income is included as dividends in the Statements of Changes in Net Assets Available for Benefits. Fees paid to the trust department of the Plan sponsor for administrative expenses were $2,400 in 2008.

5.	INCOME TAX STATUS

The Corporation’s Board of Directors adopted the Macatawa Bank Prototype 401(k) plan document. The plan document has received an opinion letter from the Internal Revenue Service dated March 31, 2008, stating that the written form of the underlying prototype plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and that any employer adopting this form of the Plan will be considered to have a plan qualified under Sections 401(a) of the Code. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

MACATAWA BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.	RISKS AND UNCERTAINTIES

The Plan provides for investment options in money market funds, various mutual funds and in shares of Macatawa Bank Corporation common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

* * * * *

SUPPLEMENTARY INFORMATION

MACATAWA BANK
401(k) PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2008

PLAN # 001
EIN 38-3378283

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(c) Current Value

	Mutual funds
	Fidelity Investments	Spartan U.S. Equity Index Fund 45,192 shares	$1,441,613
	Dodge and Cox Funds	Dodge and Cox Stock Fund, 18,753 shares	1,394,691
	Fidelity Investments	Diversified International Fund, 57,571 shares	1,238,355
	Neuberger Berman	Neuberger Berman Genesis Investor Fund, 55,212 shares	1,195,885
	Columbia	Columbia Acorn Fund, 54,073 shares	957,632
	Fidelity Investments	Government Income Fund, 86,373 shares	945,781
	T. Rowe Price	T. Rowe Price Growth Stock Fund, 41,711 shares	802,521
	Vanguard	Vanguard Mid-Cap Index Fund, 49,860 shares	588,349
	Federated	Kaufman Fund, 141,797 shares	510,468
	Value Line Mutual Funds	Value Line Income & Growth Fund, 69,814 shares	446,114
	T. Rowe Price	T. Rowe Price PS Growth Fund, 15,779 shares	235,110
	T. Rowe Price	T. Rowe Price PS Balanced Fund, 14,503 shares	191,590
	Vanguard	Vanguard LT Bond Index, 12,637 shares	151,521
	Dodge and Cox Funds	Dodge & Cox Intl Stock Fund, 6,224 shares	136,324
	Riversource	Riversource Mid Cap Value, 28,348 shares	133,234
	T. Rowe Price	T. Rowe Price 2020 Retirement, 9,202 shares	102,236
	T. Rowe Price	T. Rowe Price PS Income Fund, 7,437 shares	89,837
	UMB Scout	UMB Scout International Fund, 3,144 shares	68,508
	T. Rowe Price	T. Rowe Price 2030 Retirement, 5,499 shares	61,371
	UMB Scout	UMB Scout Small Cap, 3,787 shares	39,961
	T. Rowe Price	T. Rowe Price 2040 Retirement, 2,563 shares	28,398
	Vanguard	Vanguard Fixed Income Securities Short-term,
		2,026 shares	19,597
	Allianz Fund	Allianz Small Cap Value, 167 shares	3,176

			10,782,272
	Money market funds
	Dreyfus	Dreyfus Cash Management, 714 shares	714
*	Northern Trust Corporation	Money Market Fund, 896,134 shares	896,134

			896,848
	Common stock
*	Macatawa Bank Corporation	Common stock, 117,435 shares	407,499

	Total investments		$12,086,619

(*)     An asterisk in this column identifies a person known to be a party-in-interest.

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Macatawa Bank Corporation 401(k) Plan have caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MACATAWA BANK 401(K) PLAN BY: /s/ Thomas DeWitt —————————————— Thomas DeWitt

Date: June 25, 2009

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm